UNITED STATES
                               OMB APPROVAL
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         OMB Number: 3235-0145

                       Expires: October 31, 2002
                             SCHEDULE 13D
                       Estimated average burden
                      hours per response. . . 14.9
                Under the Securities Exchange Act of 1934


                    COSMO COMMUNICATIONS CORPORATION
                            (Name of Issuer)

                              COMMON STOCK
                     (Title of Class of Securities)

                               221295207
                             (CUSIP Number)

                         KENNETH S. AUGUST, ESQ.
                   FELDHAKE, AUGUST & ROQUEMORE LLP
                   19900 MACARTHUR BLVD., SUITE 850
                           IRVINE, CA 92612
                            (949) 553-5000
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           January 23, 2001

         (Date of Event which Requires Filing of this Statement)

If the filing persn has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persn's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be demed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 221295207




1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        STARLIGHT INTERNATIONAL HOLDINGS LIMITED

2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a)     X
        (b)

3.      SEC Use Only.

4.      Source of Funds (See Instructions)                        AF

5.      Check if Disclosure of Legal Proceedings Is
        Required Pursuant to Items 2(d) or 2(e)                    X

6.      Citizenship or Place of Organization:              Hong Kong


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person with

7.      Sole Voting Power                                  1,347,420

8.      Shared Voting Power                                      N/A

9.      Sole Dispositive Power                             1,347,420

10.     Shared Dispositive Power                                 N/A

11.     Aggregate Amount Beneficially Owned by
        Each Reporting Person                              1,347,420

12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)               N/A

13.     Percent of Class Represented by Amount in Row (11)       51%

14.     Type of Reporting Person (See Instructions)               HC




Item 1.     Security and Issuer


This statement on Schedule 13D (the "Statement") relates to the common stoc of Cosmo Communications Corporation, a Florida corporation
("Cosmo" or the "Issuer"). The principal executive office of Cosmo is located at 16501 NW 16th Court, Miami, Florida 33169.


Item 2.     Identity and Background

This Statement is filed on behalf of Starlight International Holdings Limied ("Starlight"), a publicly-traded corporation on the Hong Kong Stock Exchange, and, among other things, it is engaged in the distri-bution and sale of consumer electronics products worldwide. Starlight is organized under the laws of Singapore, and its principal place of business is 5/F Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong. Starlight has not been convicted in a criminal pro-ceeding nor has it been a party to a civil proceeding as a result of which it was subject to judgment, decree or final order enjoinng future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of funds or Other Consideration

The acquisition of the shares of Cosmo from its principal share-holders, Amancio V. Suarez, Amancio J. Suarez and Carlos Ortega (col-lectively, the ("Principal Shareholders") by Master Light Enterprises Limited ("Master Light") is the first stage of a two-step transaction in which Master Light, a wholly-owned subsidiary of Starlight, a pub-licly-traded corporation on the Hong Kong Stock Exchange, will acquire approximately eighty-four and nine-tenths percent (84.9%) of the total issued and outstanding common stock of Cosmo. The initial purchase from the Principal Shareholders was consummated effective as of January 23, 2001, at which time Master Light obtained the interest in fifty-one percent (51%) of the currently total issued and outstan-ding shares of common stock of Cosmo, which transaction is the sub-ject of this Schedule 13D. The purchase price of this controlling block of Cosmo from the Principal Shareholders was Fifty Thousand Dollars ($50,000), payable in cash out of the working capital of Master Light. The funds comprising the purchase price are being pledged back to Master Light to secure certain representations, warranties and other obligations of the Principal Shareholders in the transaction, and for such purpose have been escrowed in an account maintained by the law firm of Feldhake, August & Roquemore LLP, which serves as counsel to Master Light in this transaction. The cash will be released to the Principal Shareholders upon the termination of the escrow agreement, which is scheduled to occur on the second anniversary of the closing of the second closing, for the acquisition of an aggregate of approximately eighty-four and nine-tenths percent (84.9%) of the issued and outstanding common stock of Cosmo, as described more fully in Item 4 below.




Item 4.     Purpose of Transaction

Starlight is a publicly-traded corporation on the Hong Kong Stock Exchange, and, among other things, it is engaged in the distribution and sale of consumer electronics products worldwide. Through Master Light, Starlight is acquiring an interest of approximately eighty-four and nine-tenths percent (84.9%) of the total issued and outstan-ding common stock of Cosmo, a Florida corporation with its principal place of business at 16501 N.W. 16th Court, Miami, Florida, 33169. Cosmo is engaged in the importation, marketing and distribution in the United States, Canada and Latin America of consumer electronic products including televisions, video cassette recorders, audio equipment, digital alarm clocks, quartz alarm clocks and wall clocks, clock radios and other similar products. The acquisition of the controlling interest of Cosmo by Master Light is intended as a stra-tegic acquisition by Starlight in order to grow its distribution and sales activities in the western hemisphere, as well as to maintain a public reporting presence in the United States, as well as in its home country of Hong Kong. The ultimate individual shareholder who controls Starlight, and therefore derivatively controls Master Light and Cosmo, is Mr. Lau Sak Hong, whose English name is Philip Lau ("Mr. Lau").

During fiscal year 2001, it is the intention of Mr. Lau to cause Cosmo to grow its business by updating the product mix it offers in the consumer electronics area in line with recent advancements in electronics technology. At the same time, Mr. Lau intends to assist Cosmo to attempt to identify consumer electronics markets in a less price-competitive environment, which he believes will lead to Cosmo's future profitability. To that end, Cosmo intends to begin to take the following steps:

- It will upgrade its core business from low-end consumer products to higher technology consumer products in line with in-creasing consumer demand for such products. Cosmo's future product mix will consist of a larger proportion of digital sound and video equipment, as well as a new line of telephone accessories for the cellular phone and wireless telecommunications market.

- It will focus on Cosmo's efforts to create a larger distri-bution and sales presence in Canada, as well as in additional markets which Starlight feels will be less price-competitive than the traditional market in the United States. These less price-sensitive potential markets include the United Kingdom, countries in the Caribbean and certain countries in Latin America.

- It will continue to strengthen its distribution relationship with Wal-Mart International, and will seek to expand the existing relationship developed by Cosmo with Wal-Mart Canada, through similar relationships in the potential markets identified above. Additionally, through the introduction of new product designs, improved consumer service, and additional product selection, Starlight intends to assist Cosmo to seek out and develop relation-ships with additional significant retailers as potential distribu-tion partners for Cosmo.

- It will seek to form alliances with experienced and estab-lished manufacturers in Asia as its major suppliers of products to ensure delivery, quality control and competitive pricing in the markets in which it undertakes business.

As part of the developing business plan for Cosmo, Starlight intends to assist Cosmo with its brand development activities. Currently, Cosmo has been developing the brand names "Cosmo" and "Audiologic", and also holds a sub-distribution agreement to market products in Canada under the name "Memorex". Starlight also intends to assist Cosmo with the development of its existing product programs, including the supply of a new line of landline telephone accessories to a mobile phone company in Canada, and a new line of audio equipment using MP No. 3 technology to play music downloaded over the Internet. It is believed by Mr. Lau that the business synergies of Master Light and Starlight, and their contacts and relationships in Asia and elsewhere will be of great benefit to Cosmo in meeting its planned objectives for fiscal year 2001.

The conclusion of the acquisition of eighty-four and nine-tenths percent (84.9%) of Cosmo by Master Light will occur after the approval by the shareholders of Cosmo to amend its Articles of Incorporation by a sufficient amount to issue from Cosmo itself the remaining thirty-three and nine-tenths percent (33.9%) of the outstanding common stock of Cosmo on the date of such issuance, in exchange for which Cosmo shall receive from Master Light a purchase price of One Million Dollars ($1,000,000). Of this amount, approximately Six Hundred Thousand Dollars ($600,000) will be paid in cash at the closing of the share purchase trans-action, and the remaining approximately Four Hundred Thousand Dollars ($400,000) will be paid by cancellation of an existing bridge note in the principal amount of Four Hundred Thousand Dollars ($400,000) plus certain interest which has accrued to the date of that closing. It is also intended at that closing for Master Light to refinance the existing indebtedness of Cosmo with its lenders and to have Master Light's and Starlight's own lenders at the second closing.

As a result of the initial transaction reported in this Schedule 13D, the current officers and directors of Cosmo and its subsi-diaries will resign in favor of Mr. Lau and two other of his affiliates, after which with the ownership of fifty-one percent (51%) of the issued and outstanding common stock of Cosmo, and the effective control of its Board of Directors and Executive Management, it is a certainty that the shareholder proposals to be voted upon at the meeting discussed above, and the implemen-tation of the fiscal year 2001 business plan described above, will be passed and implemented as contemplated in this Schedule 13D.





Item 5.     Interest in Securities of the Issuer



(a)

As a result of the Stock Purchase Agreement, Mr. Lau may be deemed to be the beneficial owner of at least 1,347,420 shares of Cosmo common stock, representing approximately 51% of the issued and outstanding shares of common stock outstanding as of January 2, 2001 (as represented by Cosmo in the Share Purchase Agreement).


(b)

Mr. Lau may be deemed to have the sole power to vote or to direct the vote, and also has the power to dispose of or to direct the disposition of, at least 1,347,420 shares of common stock of Cosmo. Mr. Lau currently serves as the President and Chief Executive Officer for both Starlight International Holdings Limited, and Master Light Enterprises Limited,
(a wholly-owned subsidiary of Starlight), each of which is a company incorporated under the laws of Singapore. Mr. Lau has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction during the last five years. Mr. Lau's citizenship is that of Hong Kong.


(c)

Other than the acquisition of fifty-one percent (51%) of the issued and outstanding shares of Cosmo which is reflected above, none of Master Light, Starlight or Mr. Lau has any ownership interest, beneficially or of record, in Cosmo. Master Light does have the right, and intends to, acquire an additional thirty-three and nine-tenths percent (33.9%) of the issued and outstanding shares of Cosmo, following the approval of the shareholders as described in Item 4 above.



(d)

Not applicable.



(e)

Not applicable.


Item 6.        Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer


Master Light Enterprises Limited is a wholly-owned subsidiary of Starlight International Holdings Limited, and Mr. "Philip"
Lau Sak Hong is the ultimate individual controlling shareholder of Starlight International Holdings Limited.




Item 7.     Material to Be Filed as Exhibits


The following documents are filed as exhibits hereto:

1.      Share Purchase Agreement with relevant amendments; and

2.      Escrow Agreement dated January 23, 2001.




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   January 23, 2001


By: /s/ LAU SAK HONG
        ------------
        LAU SAK HONG